Filed pursuant to Rule 424(b)(7)

SEC File No. 333-150359

Prospectus Supplement No. 1

(To Prospectus dated June 25, 2008)

$125,000,000

5.00% Convertible Senior Notes Due 2013

Interest Payable February 1 and August 1

and up to 3,846,150 Shares of Common Stock

Issuable Upon Conversion of the Notes

This document supplements the prospectus dated June 25, 2008 relating to the offering for resale of our 5.00% Convertible Senior Notes due 2013 (the “notes”) and the shares of our common stock, par value $0.001 per share (the “common stock”), issuable upon conversion of the notes. The information in this prospectus supplement replaces and supersedes the information set forth under the heading “Selling Security Holders” in the prospectus dated June 25, 2008.

We are an Oklahoma corporation. Our principal offices are located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, and our telephone number is (405) 600-0711.

Our common stock is listed on The NASDAQ OMX’s Global Select Market under the symbol “GMXR.” The last reported sale price of our common stock on The NASDAQ OMX on July 23, 2008 was $59.69 per share.

Investing in our securities involves risks. You should read the prospectus and any prospectus supplement carefully before you invest, including the “Risk Factors” beginning on page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated July 24, 2008

SELLING SECURITY HOLDERS

We initially issued and sold a total of $125,000,000 principal amount of the notes in private placements to certain initial purchasers on February 15, 2008. The initial purchasers have advised us that they resold the notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

The notes and the shares of common stock to be issued upon conversion of the notes are being registered pursuant to a registration rights agreement between us and the initial purchasers. In that agreement, we undertook to file a registration statement with regard to the notes and the shares of common stock issuable upon conversion of the notes and, subject to certain exceptions, to keep that registration statement effective until the date there are no longer any registrable securities. See “Description of Notes – Registration Rights” in the accompanying prospectus. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

The selling security holders named below have advised us that they currently intend to sell the notes and the shares of common stock set forth below pursuant to this prospectus. Additional selling security holders may choose to sell notes and the shares of common stock from time to time upon notice to us. Except as otherwise described below in this section, none of the selling security holders named below has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates.

Unless the securities were purchased pursuant to this registration statement, before a security holder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended or supplemented to include the name and amount of notes and common shares beneficially owned by the selling security holder and the amount of notes and common shares to be offered by the selling security holder. Any amended or supplemented prospectus will also disclose whether any selling security holder selling in connection with that amended or supplemented prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended or supplemented prospectus.

The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us by selling security holders.

Selling Security Holder	Amount of Notes Beneficially Owned	Amount of Notes to be Sold(1)	Number of Shares of Common Stock Beneficially Owned(2)(3)	Number of Shares of Common Stock That May Be Sold(1)(3)	Number of Shares of Common Stock Beneficially Owned Upon Completion of the Offering(1)	Percentage of Shares of Common Stock Beneficially Owned Upon Completion of the Offering
Allstate Insurance Company(4)(5)	$1,500,000	$1,500,000	22,500	22,500	—	—
Aristeia International Limited(6)	4,487,000	4,487,000	67,305	67,305	—	—
Aristeia Partners LP(7)	513,000	513,000	7,695	7,695	—	—
CBARB(8)	1,000,000	1,000,000	15,000	15,000	—	—
ClearBridge Asset Management, Inc.(4)(9)	4,225,000	4,225,000	515,146	63,375	451,771	2.40
Family Service Life Insurance Co.(4)(10)	100,000	100,000	1,500	1,500	—	—
GLG Market Neutral Fund(11)	5,000,000	5,000,000	75,000	75,000	—	—
Guardian Life Insurance Co.(4)(10)	7,000,000	7,000,000	105,000	105,000	—	—
Guardian Pension Trust(4)(10)	400,000	400,000	6,000	6,000	—	—
Jefferies & Company, Inc.(12)(15)	800,000	800,000	12,000	12,000	—	—
JMG Capital Partners, LP(13)	9,325,000	9,325,000	139,875	139,875	—	—
JMG Triton Offshore Fund, Ltd(14)	9,325,000	9,325,000	139,875	139,875	—	—
Morgan Stanley Convertible Securities Trust(15)(16)	990,000	990,000	14,850	14,850	—	—
S.A.C. Arbitrage Fund, LLC(17)	19,800,000	19,800,000	297,000	297,000	—	—
Silvercreek II Limited(18)	1,000,000	1,000,000	15,000	15,000	—	—
Silvercreek Limited Partnership(18)	6,000,000	6,000,000	90,000	90,000	—	—
Van Kampen Harbor Fund(15)(19)	2,010,000	2,010,000	30,150	30,150	—	—
Vicis Capital Master Fund(20)	4,000,000	4,000,000	60,000	60,000	—	—
Wolverine Convertible Arbitrage Fund Trading Limited(21)	11,850,000	11,850,000	177,750	177,750	—	—

Total	89,325,000	89,325,000	1,791,646	1,339,375	451,771	2.40

(1)

Because a selling security holder may sell all or a portion of the notes and shares of common stock issuable upon conversion of the notes pursuant to this prospectus, an estimate cannot be given as to the number or percentage of notes and shares of common stock that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully convert the notes for cash and shares of common stock and that the selling security holders will sell all shares of common stock that they receive pursuant to such conversion based on the assumptions set forth in footnote (3) below.

(2)	Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of our common stock beneficially owned by the selling security holder.

(3)	The number of shares of our common stock issuable upon conversion of the notes is calculated assuming (i) the conversion value of the notes is based on the initial conversion rate of 30.7692 per $1,000 principal amount of the notes, which equals an initial conversion price of approximately $32.50; and (ii) the average market price of our common stock over the conversion measurement period is $65.00 per share. The initial conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the accompanying prospectus. Because the number of shares issuable upon conversion of the notes depends on the market value of our common stock at the time of conversion, the number of shares we will issue upon conversion cannot be determined at this time and may vary from the amounts provided. Fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(4)	Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the notes in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the notes or our common stock issuable upon conversion of the notes held by this security holder.

(5)	Allstate Investments, LLC is the investment manager of this security holder and has sole voting and dispositive power with respect to the notes or our common stock issuable upon conversion of the notes held by this security holder.

(6)	Representatives of this security holder have advised us that Aristeia Capital, LLC (“Aristeia Capital”) is the investment manager of this security holder. Aristeia Capital is jointly owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar.

(7)	Representatives of this security holder have advised us that Aristeia Advisors, LLC (“Aristeia Advisors”) is the general partner of this security holder. Aristeia Advisors is jointly owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar.

(8)	Representatives of this security holder have advised us that this security holder is a segregated account of Geode Capital Master Fund Ltd., an open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda. Phil Dumas and Bob Min have sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder.

(9)	Representatives of this security holder have advised us that ClearBridge Asset Management (if a managed account) or its affiliate ClearBridge Advisors (if a mutual fund) is the investment manager of this security holder with sole voting and dispositive power with respect to the notes and our common stock issuable upon conversion of the notes held by this security holder. In addition, we have been advised that this security holder is a registered investment advisor and has, in certain cases, voting and/or dispositive power with respect to the securities held in its customers’ accounts, which means this security holder could be deemed to be the beneficial owner of such securities. These accounts may, from time to time, hold shares of our common stock, and as of March 31, 2008, approximately 451,771 shares of our common stock were held in accounts managed by this security holder.

(10)	Representatives of this security holder have advised us that this security holder is a wholly-owned subsidiary of the Guardian Life Insurance Company of America (“Guardian Life”). John Murphy, Managing Director of Guardian Life, exercises voting and dispositive power with respect to the notes and our common stock issuable upon conversion of the notes held by this security holder.

(11)

Representatives of this security holder have advised us that this security holder is a publicly owned company listed on the Irish Stock Exchange and that GLG Partners LP, an English limited partnership (“GLG Partners”), is this security holder’s investment manager and has sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. The general partner of GLG Partners is GLG Partners Limited, an English limited company (“GLG Limited”), and the shareholders of GLG Limited are Noam Gottesman, Pierre Lagrange and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc. The managing directors of GLG Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman. GLG Partners, GLG Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by this security holder, except for their pecuniary interest therein.

(12)	Representatives of this security holder have advised us that this security holder is a wholly-owned subsidiary of Jefferies Group, Inc. (a publicly owned company), which has sole voting and dispositive power over the notes and the shares of common stock issuable upon conversion of the notes held by this security holder. This security holder served as the sole book-running manager in the offering of the notes, for which it received customary compensation for such services. In connection with the offering of the notes, we entered into a share lending agreement with Jefferies Funding LLC (the “Share Borrower”), an affiliate of this security holder, pursuant to which we agreed to lend up to 3,846,150 shares of our common stock to the Share Borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in subsequent at-the-market offerings, all of which are registered under the Securities Act. In February 2008, we loaned 600,000 of the at-the-market shares to the Share Borrower, in March 2008, we loaned an additional 500,000 of the at-the-market shares to the Share Borrower, and in June 2008 we loaned another 200,000 of the at-the-market shares to the Share Borrower. To the extent we lend any additional shares to the Share Borrower, the Share Borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Representatives of this security holder have informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in the notes hedged their investment in such notes through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion the notes and to terminate on the last trading day of such observation period. During any period immediately prior to the maturity, repurchase or conversion of the notes, the Share Borrower, or its affiliates, and its counterparties to the share loan hedges may engage in sales and purchases of our common stock in connection with the unwinding of the share loan hedges. In addition, during the term of the share loan hedges, the counterparties thereto may engage in purchases or sales of shares of our common stock in connection with the hedging of their investment in the notes.

This security holder acted as the sole book-running manager and representative of the several underwriters in a July 2008 firm commitment underwritten public offering of 2,000,000 shares of our common stock, whereby this security holder purchased 1,500,000 shares at the public offering price of $70.50 per share, less an underwriting discount of $3.525 per share. Delivery of the shares of common stock occurred on July 22, 2008. In addition, we have granted the underwriters, including this security holder, an option for a period of 30 days to purchase an additional 300,000 shares of our common stock to cover overallotments.

(13)	Representatives of this security holder have advised us that JMG Capital Management, LLC (“JMG Capital”) is the general partner of this security holder and has sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. The Executive Officer and Director of JMG Capital is Jonathan M. Glaser.

(14)	Representatives of this security holder have advised us that this security holder is an international business company organized under the laws of the British Virgin Islands and that Pacific Assets Management LLC (“Pacific”) is this security holder’s investment manager and has sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. Roger Richter and Jonathan M. Glaser have sole investment discretion over this security holder’s portfolio holdings. We have also been advised that the owners of the equity interests in Pacific are Roger Richter, Jonathan M. Glaser and Daniel A David.

(15)	Representatives of this security holder have advised us that this security holder is a U.S. registered broker-dealer. As such, this security holder is, under the interpretation of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” in the accompanying prospectus for required disclosure regarding this security holder.

(16)	Representatives of this security holder have advised us that Morgan Stanley Investment Advisors Inc. is the investment advisor of this security holder and, through its affiliate, Van Kampen Asset Management (“Van Kampen”), exercises sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. The Executive Director and portfolio manager of Van Kampen is Ellen Gold.

(17)	Representatives of this security holder have advised us that S.A.C. Capital Advisors, LLC (“SAC Advisors”) and S.A.C. Capital Management, LLC (“SAC Management”) share the investment and voting power with respect to securities held by this security holder, including the notes and our common stock issuable upon conversion of the notes held by this security holder. Steven A. Cohen controls both SAC Advisors and SAC Management. Each of SAC Advisors, SAC Management and Mr. Cohen disclaim beneficial ownership of securities held by this security holder.

(18)	Louise Morwick, the President of this security holder, exercises voting and dispositive power with respect to the notes and our common stock issuable upon conversion of the notes held by this security holder.

(19)	Representatives of this security holder have advised us that Van Kampen Asset Management (“Van Kampen”) is the investment advisor of this security holder and has sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. The Executive Director and portfolio manager of Van Kampen is Ellen Gold.

(20)	Representatives of this security holder have advised us that Vicis Capital LLC (“Vicis Capital”) is the investment manager of this security holder and has sole voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. Shad Stastney, John Succo and Sky Lucas equally control Vicis Capital. Each of Vicis Capital and Messrs. Stastney, Succo and Lucas disclaim beneficial ownership of securities held by this security holder.

(21)	Representatives of this security holder have advised us that Wolverine Convertible Arbitrage Fund, LLC is the investment advisor of this selling security holder and exercises voting and dispositive power over the notes and our common stock issuable upon conversion of the notes held by this security holder. Wolverine Asset Management, LLC is the managing member of Wolverine Convertible Arbitrage Fund, LLC. Robert Bellick is the managing member of Wolverine Asset Management, LLC.

Selling security holders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933. In addition, selling security holders who are affiliates of registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933 if such selling security holders (a) did not acquire their notes or underlying shares of our common stock in the ordinary course of business or (b) had an agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying shares of our common stock. To our knowledge, no selling security holder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.